Public Service Company of New Mexico
414 Silver Ave. SW
Albuquerque, New Mexico 87102-3289

May 22, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Public Service Company of New Mexico
Registration Statement on Form S-3 Filed May 16, 2023
File No. 333-271969 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on May 22, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-271969) for May 17, 2023, 4:30 p.m., Eastern Time, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we formally withdraw our request for acceleration of the effective date.

Please contact Dave Meyers of Troutman Pepper Hamilton Sanders LLP at (804) 697- 1239 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

PUBLIC SERVICE COMPANY OF NEW MEXICO

By: /s/ Leonard D. Sanchez
Name: Leonard D. Sanchez
Title: Associate General Counsel

cc: Dave Meyers, Troutman Pepper Hamilton Sanders LLP